SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D/Amendment
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)

CHINA LITHIUM TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16949X 107
(CUSIP Number)

STEVE SCHUSTER, ESQ
MCLAUGHLIN & STERN, LLP
260 MADISON AVENUE
NEW YORK, NEW YORK 10016
(212) 448 1100
FAX (212) 448 0066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

09/02/2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 16949X 107	13D/Amendment
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Kun Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People's Republic of China
NUMBER OF	7.	SOLE VOTING POWER
SHARES		5,514,503
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		5,514,503
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 27.4% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 20,159,811 shares of Common Stock of the Company issued and outstanding as of August 18, 2010.

CUSIP No. 16949X 107	13D/Amendment
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Youhua Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS *
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0%( (3)
14.	TYPE OF REPORTING PERSON IN

(3)	Based on 20,159,811 shares of Common Stock of the Company issued and outstanding as of August 18, 2010.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D/Amendment relates is the Common Stock, $0.001 par value, (the "Common Stock") of CHINA LITHIUM TECHNOLOGIES, INC. , a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 15 West 39th Street Suite 14B, New York, NY 10018.

Item 2. Identity and Background

This statement is being filed jointly by Kun Liu, the President and Chairman of the Company and Youhua Yu (the "Reporting Persons").

Kun Liu	Citizenship - People's Republic of China Managing Member - President/Chairman of the Company

Youhua Yu	Citizenship - United States

The address of Kun Liu is 15 West 39th Street Suite 14B, New York, NY 10018.

The Address of Youhua Yu is 21 West 39th Street 2FL New York NY 10018.

During the last ten years, the Reporting Persons have not (i) been convicted in any criminal proceeding; or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned by the Reporting Persons were acquired as a result of acquisition ("Acquisition") of Sky Achieve Holdings, Inc., a British Virgin Islands limited liability corporation ("Sky Achieve") by CHINA LITHIUM TECHNOLOGIES, INC. ("PI Services"). In consideration for the acquisition on March 19, 2010, the Company issued to Mr. Kun Liu and Ms. Youhua Yu shareholders of Sky Achieve 42,134,020 shares of its common stock, representing approximately 95% of its common stock outstanding on that date. Of the 42,134,020 shares issued, 37,920,618 of the shares were issued to Kun Liu, who is the Chief Executive Officer of Sky Achieve and now the Chairman of PI Services. The remaining 4,213,402 shares were issued to Youhua Yu, the Chairman of Sky Achieve.

Also on March 19, 2010, Kun Liu purchased from Michael Friess and Sanford Schwartz, the former principal stockholders of PI Services its 443,516 shares of common stock, pursuant to a Stock Purchase Agreement (the "SPA") dated March 4, 2010. The purchase price of $275,000 was from Mr. Kun Liu's personal funds.

On September 2, Kun Liu transferred 11,923,742 shares of common stock to persons who are non-U.S. citizens with no consideration. The disposed shares include 3,084,817 shares of common stock to Qiang Fu our current director, to recognize his contribution to the growth of our company. On September 2, Youhua Yu transferred all of her 1,915,183 shares of common stock to Qiang Fu with no consideration.

Item 4. Purpose of Transaction.

The purpose for the Reporting Persons to dispose the shares of the Company's common stock on or about September 2, 2010 was to grant awards to persons with contribution to the growth of the Company.

Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D/Amendment.

Item 5. Interest in Securities of the Issuer.

(a) (i) Based on a total of 20,159,811 shares outstanding as of August 18, 2010. Kun Liu's beneficial ownership of 5,514,503 shares of common stock constitutes beneficial ownership of 27.4% of the total number of shares of outstanding common stock of the Issuer.

      (ii) Based on a total of 20,159,811 shares outstanding on as of August 18, 2010, Youhua Yu's beneficial ownership of 0 shares of common stock constitutes beneficial ownership of 0% of the total number of shares of outstanding common stock of the Issuer.

(b) (i) Kun Liu has the power to vote or to direct the vote of, and the power to dispose or direct the disposition of 5,514,503 shares of common stock. Mr. Liu does not own any options or other convertible rights.

      (ii) Youhua Yu has the power to vote or to direct the vote of, and the power to dispose or direct the disposition of 0 shares of common stock. Ms. Yu does not own any options or other convertible rights.

(c) Other than as set forth in this Schedule 13D/Amendment, the Reporting Persons listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2010	/s/ Kun Liu
Kun Liu, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2010	/s/ Youhua Yu
Youhua Yu